Exhibit 21.1

LIST OF SUBSIDIARIES

As of the date of this Annual Report, Netcapital, Inc. has the following subsidiaries:

1. Netcapital Advisors, Inc., a Delaware corporation;

2. MSG Development Corp., an Arizona corporation;

3. Netcapital Systems, LLC, a Utah limited liability company;

4. Netcapital Securities Inc, a Delaware corporation

5. Netcapital Funding Portal Inc., a Delaware corporation (and wholly owned subsidiary of Netcapital Systems, LLC, a Utah limited liability company)